CAMDEN NATIONAL CORPORATION 2 Elm Street Camden, Maine 04843 March 27, 2025 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Re: Camden National Corporation Withdrawal of Form S-3, File No. 333-286120 Ladies and Gentleman: Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Camden National Corporation (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registration Statement on Form S-3 (File No. 333-286120) together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2025. The Registrant requests the withdrawal of the Registration Statement because it was inadvertently tagged as “S-3” in the EDGAR system whereas the Registrant intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Registrant will promptly refile the Registration Statement using the code “S-3ASR” (the “Refiled Registration Statement”) and requests the filing date of the Refiled Registration Statement to be March 26, 2025. The Registrant confirms that the Registration Statement was not declared effective and no securities have been sold in connection with the offering contemplated by the Registration Statement. If you have any questions regarding this letter, please contact the undersigned at (207) 230-2058. Sincerely, /s/ Michael Archer Michael Archer Executive Vice President and Chief Financial Officer